1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road,
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 18, 2006	By /s/ Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CHANGE OF THE COMPANY'S CORPORATE INFORMATION
IN THE PEOPLE'S REPUBLIC OF CHINA

The Board of Directors of Aluminum Corporation of China Limited (the "Company") announces that the Company's principal place of business in the People's Republic of China has been changed from "No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China, Postal Code:100814" to "No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, Postal Code:100088" with effect from 8 August 2006. Please note that the registered address of the Company remains unchanged temporarily. The Company's telephone number for corporate information and inquiry has also been changed from "8610 6398 5654" to "8610 8229 8103" with effect from the same day.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (Non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary

7 August 2006 * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary